Exhibit 1

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications	+1 (630) 887-3823

CNH Global N.V. Non-Binding Indication of Interest with
respect to the Potential Launch of a Voluntary Tender Offer
for 100% of Kverneland ASA’s Outstanding Shares

BURR RIDGE, IL — (December 19, 2011) — CNH Global NV (“CNH”) confirms that it has today sent to the Kverneland ASA Board of Directors a non-binding indication of interest with respect to the potential launch of a voluntary tender offer for 100% of Kverneland ASA’s outstanding shares at a price per share equal to NOK 9.50 (equivalent to an aggregate consideration of USD 246 million for 100% of Kverneland ASA’s outstanding shares). The actual launch of such offer is subject to certain conditions including completion of satisfactory due diligence.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.